ASSET PORTFOLIO MANAGER

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated August 5, 2004, to the Prospectus dated May 1, 2004

This supplement amends certain information contained in the prospectus dated May 1, 2004, as amended on May 5, 2004. Please read it carefully and keep it with your prospectus for future reference.

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Information about the management of the ING VP Portfolios and the ING Variable Products Trust is amended as follows:

Effective July 1, 2004, Aeltus Investment Management, Inc., an SEC-registered ING investment subadviser to the ING VP Portfolios and the ING Variable Products Trust, has changed its name to ING Investment Management Co. Accordingly, all references to Aeltus Investment Management, Inc. in Appendix B of the prospectus are to be replaced with ING Investment Management Co.

Information about the ING VP Bond Portfolio is amended as follows:

Effective August 6, 2004, the ING VP Bond Portfolio will be renamed ING VP Intermediate Bond Portfolio. All references to ING VP Bond Portfolio (Class I Shares) are to be replaced with ING VP Intermediate Bond Portfolio (Class I Shares).

Information about the Janus Aspen International Growth, Mid Cap Growth and Worldwide Growth Portfolios appearing in the Fund Expense Table beginning on page 14 of the prospectus is hereby deleted in its entirety and restated to reflect reductions in the Portfolios' management fees, effective July 1, 2004. All expenses are shown without the effect of expense offset arrangements.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
Janus Aspen International Growth Portfolio (Service Shares)	0.64%	0.25%	0.11%	1.00%	--	1.00%
Janus Aspen Mid Cap Growth Portfolio (Service Shares)	0.64%	0.25%	0.02%	0.91%	--	0.91%
Janus Aspen Worldwide Growth Portfolio (Service Shares)	0.60%	0.25%	0.06%	0.91%	--	0.91%